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                                                 Filed by Aviation Sales Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                          Registrant No. 1-11775

[Aviation Sales Company Logo]



         AVIATION SALES COMPANY SETS RECORD DATE FOR RIGHTS OFFERING,
                     NOTEHOLDER CONSENT SOLICICITATION AND
                         SPECIAL STOCKHOLDERS' MEETING

Greensboro, North Carolina, December 26, 2001 - Aviation Sales Company (OTCBB:AVIO) today announced that it has set a record date for its proposed rights offering and noteholder consent solicitation. The rights offering and the noteholder consent solicitation are part of the Company's previously announced restructuring.

The Company announced that holders of its common stock at the close of business on Friday, December 28, 2001 will be issued non-transferable rights to purchase shares of the Company's common stock in the Company's contemplated rights offering. Similarly, holders of the Company's 8 1/8% senior subordinated notes due 2008 as of the close of business on Friday, December 28, 2001 will be asked to consent to certain modifications to the indenture for the old notes. The Company expects to send a prospectus to its stockholders, with respect to the rights offering, and to the holders of its outstanding senior subordinated notes, with respect to the consent solicitation, in the near future, as soon as the registration statements of which these prospectuses form a part become effective with the U.S. Securities and Exchange Commission.

The Company also announced that the record date for its special stockholders meeting to be called to consider and vote upon the Company's proposed restructuring will also be the close of business on Friday, December 28, 2001.

The Company has filed registration statements relating to the rights offering and the note exchange offer and consent solicitation. It has also filed Preliminary Proxy Materials relating to the proposed special meeting of its stockholders. These filings contain important information about the Company, the rights offering, the note exchange and consent solicitation and related matters. Noteholders, stockholders and other interested parties are urged to read the Company's filings with the SEC, including the registration statements, for information regarding these matters. The prospectus and consent solicitation, the related letter of transmittal and certain other documents related to the rights offering and the exchange offer will be made available to all stockholders and noteholders as of the record date, at no expense to them. These documents will also be available at no charge at the SEC's website at www.sec.gov. The notes and shares of common stock to be offered in the note
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exchange offer and the shares of common stock to be offered in the rights offering may not be sold prior to the time that the Company's registration statements become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the notes or the shares of common stock to be offered in the rights offering in any state where such offer, solicitation or sale would be unlawful.

Aviation Sales Company is a leading independent provider of fully integrated aviation maintenance, repair and overhaul (MR&O) services for major commercial airlines and maintenance and repair facilities. The Company currently operates four MR&O businesses: TIMCO, which, with its three locations, is one of the largest independent providers of heavy aircraft maintenance services in North America; Aerocell Structures,
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which specializes in the MR&O of airframe components, including flight surfaces;
Aircraft Interior Design, which specializes in the refurbishment of aircraft interior components; and TIMCO Engine Center, which refurbishes JT8D engines.
The Company also operates TIMCO Engineered Systems, which provides engineering services to our MR&O operations and our customers.

Aviation Sales Company Safe Harbor Statement:
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This press release contains certain forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. A number of factors, including those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and those identified below, could adversely affect the Company's ability to obtain these results: the Company's ability to satisfy the conditions to its previously announced senior subordinated note exchange offer and rights offering, the Company's ability to continue to generate sufficient working capital to meet its operating requirements and service its indebtedness, the Company maintaining good working relationships with its vendors and customers, the Company's ability to achieve gross margins at which it can be profitable, including margins on services the Company performs on a fixed price basis, competition in the aircraft maintenance, repair and overhaul market and the impact on that market and the Company of the terrorist attacks on September 11, 2001, the Company's ability to attract and retain qualified personnel in its business, utilization rates for its MR&O facilities, the Company's ability to effectively manage its business, competitive pricing for the Company's products and services, economic factors which affect the airline industry, and changes in government regulations. Certain of these risks are described in the Company's filings with the Securities and Exchange Commission (SEC). Copies of the Company's SEC filings are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Contact:  Roy Rimmer,Jr.,  Chairman/Chief Executive Officer - (336) 668-4410
     Morgen-Walke Associates, Gordon McCoun/Lauren Levine - (212) 850-5600 Media contact: Jason Rando- (212) 850-5600

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